# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GFL Environmental Inc., CIK 0001780232
CUSIP: 36168Q104
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario Canada (A6), L4K 0H9
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-21-004994
Filed by CIK 0001846343

## Reporting persons
- BCEC-GFL Borrower (Cayman) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 62,062,374; shared voting power 0; sole dispositive power 62,062,374; shared dispositive power 0; aggregate amount beneficially owned 62,062,374 (17.9% of the class)
- BCEC-GFL Borrower GP (Cayman), Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 62,062,374; shared voting power 0; sole dispositive power 62,062,374; shared dispositive power 0; aggregate amount beneficially owned 62,062,374 (17.9% of the class)
- GFL Borrower II (Cayman) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 14,584,103; shared voting power 0; sole dispositive power 14,584,103; shared dispositive power 0; aggregate amount beneficially owned 14,584,103 (4.2% of the class)
- GFL Borrower II GP (Cayman), Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 14,584,103; shared voting power 0; sole dispositive power 0; shared dispositive power 14,584,103; aggregate amount beneficially owned 14,584,103 (4.2% of the class)
- GFL Borrower Luxembourg S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 76,646,477; shared voting power 0; sole dispositive power 62,062,374; shared dispositive power 14,584,103; aggregate amount beneficially owned 76,646,477 (22.1% of the class)
- BCEC - GFL Holdings (Guernsey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 76,646,477; shared voting power 0; sole dispositive power 62,062,374; shared dispositive power 14,584,103; aggregate amount beneficially owned 76,646,477 (22.1% of the class)
- BCEC Management X Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 76,646,477; shared voting power 0; sole dispositive power 62,062,374; shared dispositive power 14,584,103; aggregate amount beneficially owned 76,646,477 (22.1% of the class)

## Item 1. Issuer
Name of issuer: GFL Environmental Inc.
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario, Canada, L4K 0H9

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) BCEC-GFL Borrower (Cayman) LP
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Cayman Islands

(ii) BCEC-GFL Borrower GP (Cayman), Ltd
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Cayman Islands

(iii) GFL Borrower II (Cayman) LP
168 Robinson Road, #37-01
Capital Tower, Singapore 068912
Citizenship: Cayman Islands

(iv) GFL Borrower II GP (Cayman), Ltd
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Cayman Islands

(v) GFL Borrower Luxembourg S.a r.l.
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Luxembourg

(vi) BCEC-GFL Holdings (Guernsey) L.P.
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Guernsey

(vii) BCEC Management X Limited
c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Citizenship: Guernsey

BCEC-GFL Borrower (Cayman) LP directly holds 62,062,374 subordinate voting shares, no par value (the "Subordinate Voting Shares") of GFL Environmental Inc. (the "Issuer") and GFL Borrower II (Cayman) LP directly holds 14,584,103 Subordinate Voting Shares of the Issuer. BCEC-GFL Borrower GP (Cayman), Ltd is the general partner of BCEC-GFL Borrower (Cayman) LP, and GFL Borrower II GP (Cayman), Ltd is the general partner of GFL Borrower II (Cayman) LP. Each of BCEC-GFL Borrower GP (Cayman), Ltd and GFL Borrower II GP (Cayman), Ltd is wholly-owned by GFL Borrower Luxembourg S.a r.l. GFL Borrower Luxembourg S.a r.l. is wholly-owned by BCEC - GFL Holdings (Guernsey) L.P. The general partner of BCEC - GFL Holdings (Guernsey) L.P. is BCEC Management X Limited.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Calculations of the percentage of Subordinate Voting Shares of the Issuer beneficially owned are based on 347,010,981 Subordinate Voting Shares outstanding as of November 20, 2025, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on November 24, 2025. Each of the Reporting Persons may be deemed to be the beneficial owner of the Subordinate Voting Shares listed on such Reporting Person's cover page.

As of December 31, 2025, BCEC-GFL Borrower (Cayman) LP directly holds 62,062,374 Subordinate Voting Shares of the Issuer and GFL Borrower II (Cayman) LP directly holds 14,584,103 Subordinate Voting Shares of the Issuer.

By virtue of certain rights that Magny Cours Investment Pte Ltd., an affiliate of GIC Private Limited, has with respect to its investment in GFL Borrower II (Cayman) LP, GFL Borrower II (Cayman), LP and Magny Cours Investment Pte Ltd. may be deemed to share dispositive power over the securities held by GFL Borrower II (Cayman) LP. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a group with Magny Cours Investment Pte Ltd. and its affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Subordinate Voting Shares that may be deemed to be beneficially owned by Magny Cours Investment Pte Ltd. and its affiliates.

By virtue of a certain Investor Rights Agreement, dated as of March 5, 2020 (the "Investor Rights Agreement"), entered into by and among Patrick Dovigi and certain of his affiliates (collectively with their affiliated transferees, the "Investor"), the Issuer and, solely for certain limited purposes, BC Partners Advisors, L.P., an affiliate of the Reporting Persons, the Investor and the Reporting Persons may be deemed to be part of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. Each of the Reporting Persons and the Investor and their respective affiliates separately make Schedule 13G filings reporting the Subordinate Voting Shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Subordinate Voting Shares that may be deemed to be beneficially owned by the Investor and its affiliates.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Subordinate Voting Shares listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BCEC-GFL Borrower (Cayman) LP: /s/ Matthew Elston, Matthew Elston, Director of BCEC-GFL Borrower GP (Cayman), Ltd, its general partner (02/13/2026)
- BCEC-GFL Borrower (Cayman) LP: /s/ Mark Rodliffe, Mark Rodliffe, Director of BCEC-GFL Borrower GP (Cayman), Ltd, its general partner (02/13/2026)
- BCEC-GFL Borrower GP (Cayman), Ltd: /s/ Matthew Elston, Matthew Elston, Director (02/13/2026)
- BCEC-GFL Borrower GP (Cayman), Ltd: /s/ Mark Rodliffe, Mark Rodliffe, Director (02/13/2026)
- GFL Borrower II (Cayman) LP: /s/ Matthew Elston, Matthew Elston, Director of GFL Borrower II GP (Cayman), Ltd, its general partner (02/13/2026)
- GFL Borrower II (Cayman) LP: /s/ Mark Rodliffe, Mark Rodliffe, Director of GFL Borrower II GP (Cayman), Ltd, its general partner (02/13/2026)
- GFL Borrower II GP (Cayman), Ltd: /s/ Matthew Elston, Matthew Elston, Director (02/13/2026)
- GFL Borrower II GP (Cayman), Ltd: /s/ Mark Rodliffe, Mark Rodliffe, Director (02/13/2026)
- GFL Borrower Luxembourg S.a r.l.: /s/ Christelle Retif, Christelle Retif, Manager (02/13/2026)
- GFL Borrower Luxembourg S.a r.l.: /s/ Pierre Stemper, Pierre Stemper, Manager (02/13/2026)
- BCEC - GFL Holdings (Guernsey) L.P.: /s/ Matthew Elston, Matthew Elston, Director of BCEC Management X Limited, its general partner (02/13/2026)
- BCEC - GFL Holdings (Guernsey) L.P.: /s/ Mark Rodliffe, Mark Rodliffe, Director of BCEC Management X Limited, its general partner (02/13/2026)
- BCEC Management X Limited: /s/ Matthew Elston, Matthew Elston, Director (02/13/2026)
- BCEC Management X Limited: /s/ Mark Rodliffe, Mark Rodliffe, Director (02/13/2026)